Exhibit (j)(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Financial Information” in the Statement of Additional Information, each dated July 11, 2025, and each included in this Post-Effective Amendment No. 16 to the Registration Statement (Form N-1A, File No. 333-281744) of Tortoise Capital Series Trust (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated January 28, 2025, with respect to the financial statements and financial highlights of Tortoise Global Water ESG Fund (one of the funds constituting Managed Portfolio Series) included in the Annual Report to Shareholders (Form N-CSR) for the year ended November 30, 2024, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

July 11, 2025